January 30, 2017 FOIA CONFIDENTIAL TREATMENT REQUESTED
Mr. H. Stephen Kim
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Cowen Group, Inc.
Form 10-Q for the Quarter Ended September 30, 2016
Filed October 31, 2016
Form 8-K
Filed October 27, 2016
File No. 001-34516

Dear Mr. Kim:

In furtherance to our written response provided to you in our letter dated December 27, 2016 and the subsequent telephonic conversation we had with you on January 10, 2017, we are providing the additional information requested by you during the call and as a response to your letter dated December 14, 2016 with respect to the review, by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“the Commission”), of Cowen Group Inc.’s (the “Company”) above-referenced Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed on October 31, 2016, and the Form 8-K containing the Company’s earnings release for the three and nine months period ended September 30, 2016, which was filed on October 27, 2016. Our responses to your comments are provided below. For your convenience, we have restated the text of your comments.
Because of the confidential nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).  For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Cowen Group, Inc.
599 Lexington Avenue
New York, NY  10022
Tel 1 646 562 1010
CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 1

Mr. H. Stephen Kim
January 30, 2017

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”).  Please promptly inform the Company of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.” and each page is marked for the record with the identifying numbers and code “COWEN GROUP, INC. 1” through “COWEN GROUP, INC. 20.”

Form 10-Q for the Quarter Ended September 30, 2016
Part 1. Financial Information
Notes to Condensed Consolidated Financial Statements
Note 8. Goodwill, page 36

1. We note your disclosure regarding your interim goodwill impairment analysis performed during the third quarter stating no impairment charges for goodwill were recognized during the three and nine months ended September 30, 2016. Given that your market capitalization was well below your book value at each quarter-end through September 30, 2016, please tell us, in greater detail including any qualitative and quantitative factors you considered, how you concluded that impairment charges were not necessary. In addition, please provide us the results of your interim goodwill impairment analysis.
Response:
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*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 2

Mr. H. Stephen Kim
January 30, 2017

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Form 8-K dated October 27, 2016
Exhibit 99.1 Press Release issued by the Company dated October 27, 2016

2. In the Appendix: Non-GAAP Financial Measures, we note your presentation of Unaudited Reconciliation of Economic Income and GAAP Income which appears to be a substantially full non-GAAP income statement. Such presentation may attach greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Discussion Interpretations issued on May 17, 2016. Please review this guidance, particularly Question 102.10, and tell us how you will apply the guidance when preparing your next earnings release.
Response:

Based on our telephonic conversation and the guidance provided under Question 102.10, the Company will revise its presentation of its reconciliation of Economic Income and GAAP income and will not present a full non-GAAP income statement. Please refer to the attached example in Appendix B. The Company would also like to highlight that the Company only adjusts its GAAP income for the following items which are either non-recurring or non-cash in nature:

a.	Impairment of assets (including goodwill and intangibles)
b.	Acquisitions / dispositions related items (including transaction expenses and professional fees)
c.	Taxes (as economic income is defined as a pre-tax measure)

The Company also reclassifies income and expenses related to the consolidated funds and its equity method investments in order to classify them by the nature of the respective items. The Company believes these reclassifications assist the readers in better understanding the performance of the Company’s businesses.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 3

Mr. H. Stephen Kim
January 30, 2017

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call me at (212) 845-7919.

Sincerely,

Stephen Lasota
CFO
Cowen Group Inc.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 4.

Appendix A – Goodwill Impairment Analysis and supporting documents

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 6

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 7

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 8

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 9

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 10

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 11

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 12

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 13

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 14

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CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 15

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*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 16

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*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 17

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*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 18

Appendix B – Example reconciliation of GAAP to Economic Revenues

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 19

Cowen Group, Inc.
Unaudited Reconciliation of GAAP Revenues and Economic Revenues for the Three Months Ended September 30, 2016
(Dollar amounts in thousands)

	Three Months Ended September 30, 2016
		Adjustments
		Other		Funds	Economic
	GAAP	Adjustments (1)		Consolidation (2)	Income
Revenue
Investment banking	$36,722	$—		$—	$36,722
Brokerage	49,605	1,919		—	51,524
Management fees	10,272	5,822	(a)	445	16,539
Incentive income	1,284	9,979	(a)	562	11,825
Investment income	—	19,730	(b)	—	19,730
Interest and dividends	3,906	(3,906)	(b)	—	—
Aircraft lease revenue	1,089	(1,089)	(d)	—	—
Reimbursement from affiliates	2,140	(2,216)	(c)	76	—
Other revenue	25,112	(7,942)	(b)(d)	—	17,170
Consolidated Funds	897	—		(897)	—
Total revenue	131,027	22,297		186	153,510

Note: The following is a summary of the adjustments made to US GAAP revenues to arrive at Economic Income revenues.

(1) Other adjustment include reclassifications between other income (loss), redeemable non-controlling interests and interest and non-interest expenses based on the nature of the respective line item.
(2) Fund consolidation includes the impacts of consolidation and the related elimination entries of the Consolidated Funds are not included in Economic Income. Adjustments include elimination of incentive income and management fees earned from the Consolidated Funds.

Other Adjustments:

(a) Economic Income (Loss) recognizes revenues (i) net of distribution fees paid to agents and (ii) our proportionate share of management and incentive fees of certain real estate operating entities and the activist business.

(b) Economic Income (Loss) recognizes Company income from proprietary trading (including interest and dividends) and underwriting income from the Company's insurance related activities net of expenses.

(c) Reimbursement from affiliates is shown as a reduction of Economic Income expenses, but is included as a part of revenues under US GAAP.
(d) Aircraft lease revenue is shown net of expenses in other revenue for Economic Income (Loss).

CONFIDENTIAL TREATMENT REQUESTED BY COWEN GROUP, INC.
COWEN GROUP, INC. 20